Exhibit 99.1
Recognition of Embezzlement by former directors

On March 9, 2017, the Supreme Court of Korea ruled on charges against Shinhan Financial Group’s former directors Shin Sang-hoon and Lee Baek-soon as follows:

•	Shin Sang-hoon (Former director)

Embezzlement : guilty in part (Embezzlement amount: KRW 261,000,000)
Criminal breach of fiduciary duty: not guilty
Breach of Financial Holding Companies Act: not guilty

•	Lee Baek-soon (Former director)

Embezzlement : not guilty
Breach of Financial Holding Companies Act and Banking Act: guilty

Pursuant to revision to KOSPI Market Disclosure Regulation taking effective on Dec. 31, 2015, embezzlement or criminal breach of fiduciary duty of directors or executive officers of KOSPI-listed companies should be reported to the Korea Exchange.